FRESH TRACKS THERAPEUTICS, INC.
2000 Central Avenue, Suite 100
Boulder, Colorado 80301
December 20, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Fresh Tracks Therapeutics, Inc.
Withdrawal of Post-Effective Amendment No. 1 to Form S-1 Registration Statement
File No. 333-237568
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Fresh Tracks Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-237568) (the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 3, 2020 and was declared effective by the Commission on April 28, 2020. The Amendment was filed with the Commission on December 19, 2023. The Amendment was inadvertently filed in the Commission’s Electronic Data Gathering and Retrieval system as form type “S-1/A” rather than form type “POS AM.” The Registrant intends to file a revised Amendment solely to rectify this EDGAR form type error.

The Registrant confirms that the Amendment was not declared effective, and no securities were issued in connection with the Amendment.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP at (612) 766-8419, or in his absence, Griffin D. Foster at (317) 569-4843.

Sincerely,

FRESH TRACKS THERAPEUTICS, INC.

By: /s/ Albert N. Marchio, II
Name: Albert N. Marchio, II
Title: Chief Executive Officer and Chief Financial Officer

cc:    Jonathan R. Zimmerman, Faegre Drinker Biddle & Reath LLP
    Griffin D. Foster, Faegre Drinker Biddle & Reath LLP